**COINSHARES CAPITAL LLC**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2024**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-69422 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                  MM/DD/YY              MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoinShares Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Avenue, 28th Flr
(No. and Street)

| New York | NY | 10022 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Annemarie Tierney | 917-806-2338 | atierney@coinsharescap |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Horowitz & Ullmann, P.C.
(Name – if individual, state last, first, and middle name)

| 232 Madison Avenue, Ste 1200 | New York | NY | 10016 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2003 | 921 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Annemarie Tierney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoinShares Capital LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROLYN BROULLON
New Jersey
Notary Public
My Commission Expires 07/07/2025
Commission # 50130681

Signature: [signature]

Title:
CEO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# HOROWITZ & ULLMANN, P.C.
## Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CoinShares Capital LLC

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of CoinShares Capital LLC ("the Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as CoinShares Capital LLC's auditors since 2020.

*Horowitz & Ullmann, P.C.*

New York, NY
February 24, 2025

1

# COINSHARES CAPITAL LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2024

### ASSETS

**CURRENT ASSETS**

| | |
|---|---|
| Cash | $ 55,678 |
| Prepaid expenses and other assets | 25,640 |

**TOTAL ASSETS** <u>$ 81,318</u>

### LIABILITIES AND MEMBER'S EQUITY

**CURRENT LIABILITIES**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 6,000 |

**MEMBER'S EQUITY** <u>75,318</u>

**TOTAL LIABILITIES AND MEMBER'S EQUITY** <u>$ 81,318</u>

1. **ORGANIZATION AND NATURE OF BUSINESS**

   CoinShares Capital LLC, (formerly known as "Group Capital LLC"), a single member limited liability company (the "Company"), was organized on January 15, 2014 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

   The Company's business was previously limited to private placements. During 2019, all of its shares were purchased by a new owner. It is planning to continue to operate in private placements exclusively. The Company did not generate any revenue in 2024 and has not commenced its planned principal activities and is therefore considered to be a development stage company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Revenue Recognition:
   The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principle of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services. However, as explained in Note 1, the Company has not yet recognized any revenue.

   Use of Estimates:
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   Subsequent events:
   Management has evaluated subsequent events through February 24, 2025, which is the date the financial statements were available to be issued.

3. **INCOME TAXES**

   Members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. The Company does not file any tax returns.

### 4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2024, the Company's net capital exceeds such capital requirements by $44,678 and the ratio of aggregate indebtedness of $6,000 to its net capital of $49,678 is .1208 to 1.

### 5. OPERATING LEASE OBLIGATION

The Company conducts its operations from an office that is leased from the member on a month-to-month basis. Lease expense for the year is $9,636.

### 6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Pursuant to the agreement, the member pays certain operating expenses on behalf of the Company, which are reimbursed by the Company to the member. During the period ended December 31, 2024, the total expenses paid by the member on behalf of the Company amounted to $43,418. The Company has fully reimbursed the member for these expenses.

### 7. GOING CONCERN

The Company has not yet earned any revenue, as is common with a development stage company. The Company has had losses during its development stage. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, the member of the Company has committed to provide additional capital to meet its operating expenses until it begins to generate enough revenue to cover its costs.

### 8. COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, the Company had no commitment, contingency, or guarantee that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

9.  **BUSINESS SEGMENT**

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including marketing of private funds. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.